SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 09, 2015

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

9 February 2015

Smith & Nephew plc announces that it has today been informed of changes to the share interests of directors and persons discharging managerial responsibilities ("PDMRs"), detailed below, following completion of the related performance periods:

Smith & Nephew Global Share Plan (Performance Share Awards):

Name of Director / PDMR	Maximum number of Ordinary Shares under award granted on 08/03/2012	Number of Ordinary Shares lapsed under award
Olivier Bohuon	267,304	114,941
John Campo	56,634	24,353
Michael Frazzette	63,544	27,324
R Gordon Howe	45,718	19,659
Helen Maye	48,632	20,912

Notes:

(i)   43% of the awards made on 8 March 2012 have lapsed following completion of the performance measurement period. The remaining 57% will vest, and subject to continued employment, will be settled on 9 March 2015 being the third anniversary of the awards.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Vickie Grady
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 09, 2015

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary